[Letterhead of Muldoon Murphy & Aguggia LLP]

August 6, 2007

Kathryn McHale, Esq.

Staff Attorney

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp, Inc.
Form S-1, amendment number 2
Filed on June 13, 2007
File No. 333-141572

Dear Ms. McHale:

On behalf of BCSB Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed on June 13, 2007.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 22, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Offering Prospectus

Management’s Discussion and Analysis

Comparison of Operating Results for the Six Months Ended March 31, 2007 and 2006

Other Income, page 79

Kathryn McHale, Esq.

August 6, 2007

Comment 1.

We note your supplemental response to comment seven of our letter dated May 25, 2007 that you recorded the $1.5 million valuation allowance on loans held for sale in other income consistent with TFR instructions. Please tell us the specific TFR instruction upon which you relied in determining the appropriate presentation. Tell us how you considered the guidance on page 3 of the March 26, 2001 Interagency Guidance on Certain Loans Held for Sale that when a loan is written-down at the time of the transfer to held-for-sale, if there is a reduction in the loan’s value that has not already been provided for in the allowance for loan losses an additional loan loss provision should be made to maintain the allowance at an adequate level.

Response to Comment 1.

The Company considered the guidance provided in the Interagency Guidance on Certain Loans Held for Sale issued on March 26, 2001 in determining whether the $1.5 million valuation allowance on loans held for sale should be attributed to the credit quality of the loans and determined that the valuation allowance was entirely attributable to the interest rates of the loans being sold. Footnote two, on page one of the Interagency Guidance on Certain Loans Held for Sale provides the following:

2 This guidance includes a presumption that declines in the fair value of loans are attributable to declines in credit quality. Adjustments to the recorded investment of loans can be excluded from this guidance only when fair value declines result from changes in interest or foreign exchange rates and clearly are not attributable, in any respect, to an increase in credit or transfer risk. The reasons for such exceptions should be adequately supported with objective, verifiable evidence and properly documented.

In reaching their conclusion regarding the appropriate accounting classification of the valuation allowance management considered the following facts about the loans classified as held for sale:

•	The loans had a weighted average coupon of 4.79%.

•	The average loan-to-value was 42.6% at the time of sale.

•	The average FICO score was in excess of 730 when Fannie Mae rescored the portfolio prior to sale.

•	The loans consisted of 10 and 15 year fixed-rate mortgages.

•	All loans sold were current and performing according to their stated terms.

•	99% of the loans were primary occupancy.

•	The average seasoning of the loans was 36 months at the time of sale.

Based on the aforementioned factors, management concluded that there was sufficient objective and verifiable evidence to overcome the presumption that the valuation allowance is attributable to declines in credit quality and that the valuation allowance was solely attributable to interest rates. Management therefore classified the valuation allowance in other income which they believe is consistent with pages 305-308 of the Thrift Financial Report Instruction Manual dated March 2007.

Kathryn McHale, Esq.

August 6, 2007

Comparison of Operating Results for the Years Ended September 30, 2006 and 2005 Other Income, page 82

Comment 2.

We note your supplemental response to comment 14 of our letter dated May 25, 2007. In light of the significance of the provision and allowance for loan losses and related asset quality disclosures in evaluating a bank’s performance and financial condition, it appears the impact of erroneously presenting “loan deficiencies” as losses on repossessed assets is material. Please revise your financial statements and MD&A accordingly. Include a financial statement footnote describing and quantifying the correction of the error. Refer to paragraphs 25 and 26 of SFAS 154.

Response to Comment 2.

The financial statements and MD&A have been revised as required in this comment.

How we Determined the Offering Range…. Page 136

Comment 3.

Please revise this section to reference the prior valuation work. Give the date of that work. Quantify any material changes from the first valuation work that led to the lower figures and disclose the prior valuation range.

Response to Comment 3.

The requested disclosure has been provided on page 150 and 151 of the prospectus.

Kathryn McHale, Esq.

August 6, 2007

If you have any questions or further comments, please contact the undersigned or Gary R. Bronstein at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joel E. Rappoport

Enclosures

cc:	Ms. Joyce Sweeney
Mr. John Nolan
David Lyon, Esq.
Securities and Exchange Commission
Joseph J. Bouffard, President and Chief Executive Officer
BCSB Bancorp, Inc.
Mr. Conor Quinn
Stegman & Company
Gary R. Bronstein, Esq.
Muldoon Murphy & Aguggia, LLP